                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                         ADVENTRX Pharmaceuticals, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   00764X 10 3
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300

         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 27, 2005
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 00764X 10 3

1     NAME OF REPORTING PERSON
            High River Limited Partnership

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS*
            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
                  1,729,730 (including 864,865 Warrants)

8     SHARED VOTING POWER
                  0

9     SOLE DISPOSITIVE POWER
                  1,729,730 (including 864,865 Warrants)

10    SHARED DISPOSITIVE POWER
                  0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,729,730 (including 864,865 Warrants)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            //
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.6% (assuming exercise by High River Limited Partnership of all its Warrants)

14    TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No. 00764X 10 3

      NAME OF REPORTING PERSON
            Hopper Investments LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
                  0

8     SHARED VOTING POWER
                  1,729,730 (including 864,865 Warrants)

9     SOLE DISPOSITIVE POWER
                  0

10    SHARED DISPOSITIVE POWER
                  1,729,730 (including 864,865 Warrants)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,729,730 (including 864,865 Warrants)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            //
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.6% (assuming exercise by High River Limited Partnership of all its Warrants)

14    TYPE OF REPORTING PERSON*
            OO

                                  SCHEDULE 13D

CUSIP No. 00764X 10 3

      NAME OF REPORTING PERSON
            Barberry Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
                  0

8     SHARED VOTING POWER
                  1,729,730 (including 864,865 Warrants)

9     SOLE DISPOSITIVE POWER
                  0

10    SHARED DISPOSITIVE POWER
                  1,729,730 (including 864,865 Warrants)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,729,730 (including 864,865 Warrants)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            //
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.6% (assuming exercise by High River Limited Partnership of all its Warrants)

14    TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No. 00764X 10 3

      NAME OF REPORTING PERSON
            Icahn Partners Master Fund LP

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS*
            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
                  3,597,838 (including 1,798,919 Warrants)

8     SHARED VOTING POWER
                  0

9     SOLE DISPOSITIVE POWER
                  3,597,838 (including 1,798,919 Warrants)

10    SHARED DISPOSITIVE POWER
                  0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,597,838 (including 1,798,919 Warrants)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            //
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.3% (assuming exercise by Icahn Partners Master Fund LP of all its Warrants)

14    TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No. 00764X 10 3

      NAME OF REPORTING PERSON
            Icahn Offshore LP

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
                  0

8     SHARED VOTING POWER
                  3,597,838 (including 1,798,919 Warrants)

9     SOLE DISPOSITIVE POWER
                  0

10    SHARED DISPOSITIVE POWER
                  3,597,838 (including 1,798,919 Warrants)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,597,838 (including 1,798,919 Warrants)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            //
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.3% (assuming exercise by Icahn Partners Master Fund LP of all its Warrants)

14    TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No. 00764X 10 3

      NAME OF REPORTING PERSON
            CCI Offshore Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
                  0

8     SHARED VOTING POWER
                  3,597,838 (including 1,798,919 Warrants)

9     SOLE DISPOSITIVE POWER
                  0

10    SHARED DISPOSITIVE POWER
                  3,597,838 (including 1,798,919 Warrants)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,597,838 (including 1,798,919 Warrants)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            //
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.3% (assuming exercise by Icahn Partners Master Fund LP of all its Warrants)

14    TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No. 00764X 10 3

      NAME OF REPORTING PERSON
            Icahn Partners LP

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS*
            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
                  3,321,080 (including 1,660,540 Warrants)

8     SHARED VOTING POWER
                  0

9     SOLE DISPOSITIVE POWER
                  3,321,080 (including 1,660,540 Warrants)

10    SHARED DISPOSITIVE POWER
                  0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,321,080 (including 1,660,540 Warrants)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            //
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.9% (assuming exercise by Icahn Partners LP of all its
                 Warrants)

14    TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No. 00764X 10 3

      NAME OF REPORTING PERSON
            Icahn Onshore LP

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
                  0

8     SHARED VOTING POWER
                  3,321,080 (including 1,660,540 Warrants)

9     SOLE DISPOSITIVE POWER
                  0

10    SHARED DISPOSITIVE POWER
                  3,321,080 (including 1,660,540 Warrants)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,321,080 (including 1,660,540 Warrants)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            //
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.9% (assuming exercise by Icahn Partners LP of all its Warrants)

14    TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No. 00764X 10 3

      NAME OF REPORTING PERSON
            CCI Onshore Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
                  0

8     SHARED VOTING POWER
                  3,321,080 (including 1,660,540 Warrants)

9     SOLE DISPOSITIVE POWER
                  0

10    SHARED DISPOSITIVE POWER
                  3,321,080 (including 1,660,540 Warrants)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,321,080 (including 1,660,540 Warrants)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            //
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.9% (assuming exercise by Icahn Partners LP of all its Warrants)

14    TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No. 00764X 10 3

1     NAME OF REPORTING PERSON
            Carl C. Icahn

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
                  0

8     SHARED VOTING POWER
                  8,648,648 (including 4,324,324 Warrants)

9     SOLE DISPOSITIVE POWER
                  0

10    SHARED DISPOSITIVE POWER
                  8,648,648 (including 4,324,324 Warrants)


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,648,648 (including 4,324,324 Warrants)


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            //
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.3% (assuming exercise by High River Limited Partnership, Icahn Partners Master Fund LP and Icahn Partners LP of all their respective Warrants)

14    TYPE OF REPORTING PERSON*
            IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

      This Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Shares"), of ADVENTRX Pharmaceuticals, Inc., a Delaware corporation (the "Issuer") and warrants (the "Warrants") to acquire Shares of the Issuer. The address of the principal executive offices of the Issuer is 6725 Mesa Ridge Road, Suite 100, San Diego California 92121.

Item 2.  Identity and Background

      The persons filing this statement are High River Limited Partnership, a Delaware limited partnership ("High River"), Hopper Investments, LLC, a Delaware limited liability company ("Hopper"), Barberry Corp., a Delaware corporation ("Barberry"), Icahn Partners Master Fund LP, a Cayman Islands limited partnership ("Icahn Master"), Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"), CCI Offshore Corp., a Delaware corporation ("CCI Offshore"), Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore"), CCI Onshore Corp., a Delaware corporation (" CCI Onshore") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153, except that (i) the principal business address of each of High River, Hopper and Barberry is 100 South Bedford Road, Mount Kisco, New York 10549 and
(ii) the principal business address of Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands.

      Barberry is the sole member of Hopper, which is the general partner of High River. CCI Offshore is the general partner of Icahn Offshore, which is the general partner of Icahn Master. CCI Onshore is the general partner of Icahn Onshore, which is the general partner of Icahn Partners. Each of Barberry, CCI Offshore and CCI Onshore is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Registrants.

      Each of Icahn Master, Icahn Partners, Barberry and High River is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Icahn Offshore and Icahn Onshore are primarily engaged in the business of serving as the general partner of Icahn Master and Icahn Partners, respectively. CCI Offshore and CCI Onshore are primarily engaged in the business of serving as the general partner of Icahn Offshore and Icahn Onshore, respectively. Carl C. Icahn's present principal occupation or employment is (i) owning all of the interests in CCI Onshore and CCI Offshore, through which Mr. Icahn indirectly directs and manages the investments of Icahn Master and Icahn Partners and (ii) acting as President and a director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities.

      The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Barberry, High River, Icahn Master, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore and CCI Onshore, are set forth in Schedule A attached hereto.

      Except as set forth on Schedule B, no member of any of the Registrants nor any manager or executive officer of Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

On July 27, 2005, the aggregate purchase price of the 4,324,324 Shares and 4,324,324 Warrants purchased by High River, Icahn Master and Icahn Partners, collectively, was $7,999,999.40. The source of funding for the purchase of these Shares was the respective general working capital of the purchasers.

Item 4.     Purpose of Transaction

Registrants believe that Issuer has a potential for capital appreciation over time and Registrants were able to acquire the Shares at a favorable price because the acquisition was part of a private placement by Issuer of the Shares and Warrants. Registrants were also given the right to nominate a director of Issuer. While it continues to own securities of the Issuer, Registrants may, from time to time, communicate with the management of the Issuer to seek to discuss the business and affairs of the Issuer.

Registrants reserve the right to acquire additional Shares at any time and from time to time in the open market or otherwise. In addition, Registrants may dispose of all or any portion of the Shares held by them at any time or from time to time in the open market (pursuant to an effective registration statement) or otherwise.

Item 5.     Interest in Securities of the Issuer

      (a) As of August 5, 2005, Registrants may be deemed to beneficially own, in the aggregate, 8,648,648 Shares (including 4,324,324 Warrants), representing approximately 12.3% of the Issuer's outstanding Shares (based upon the 65,933,730 Shares stated to be outstanding by the Issuer in Form 8-K filed on July 27, 2005), and assuming exercise by the Registrants of all Warrants).

      (b) High River has sole voting power and sole dispositive power with regard to 1,729,730 Shares (including 864,865 Warrants). Each of Barberry, Hopper and Carl C. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 3,597,838 Shares (including 1,798,919 Warrants). Each of Icahn Offshore, CCI Offshore and Carl C. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 3,321,080 Shares (including 1,660,540 Warrants). Each of Icahn Onshore, CCI Onshore and Carl C. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

      Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares and Warrants, which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares and Warrants for all other purposes. Each of Icahn Offshore, CCI Offshore and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares and Warrants, which Icahn Master directly beneficially owns. Each of Icahn Offshore, CCI Offshore and Mr. Icahn disclaims beneficial ownership of such Shares and Warrants for all other purposes. Each of Icahn Onshore, CCI Onshore and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares and Warrants, which Icahn Partners directly beneficially owns. Each of Icahn Onshore, CCI Onshore and Mr. Icahn disclaims beneficial ownership of such Shares and Warrants for all other purposes.

      (c) The following tables set forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Registrants, inclusive of any transactions effected through August 5, 2005. All such transactions were effected pursuant to the Securities Purchase Agreement, and no commissions were paid by the Registrants in connection with such transactions.

                                          No. of Shares       Price
Name                  Date                Purchased           Per Share
----                  ----                ---------           ---------
High River            July 27, 2005         864,865           1.85
Icahn Master          July 27, 2005       1,798,919           1.85
Icahn Partners        July 27, 2005       1,660,540           1.85

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

      Securities Purchase Agreement and Warrants

      On July 21, 2005, High River, Icahn Partners and Icahn Master (collectively, the "Purchasers") entered into the Securities Purchase Agreement (attached hereto as Exhibit 2 and incorporated by reference herein in its entirety) with the Issuer and the other entities listed on Appendix A thereto. Pursuant to Exhibit 2, on July 27, 2005, the Issuer issued to the Purchasers an aggregate of 4,324,324 Shares at a purchase price of $1.85 per Share. In addition, pursuant to Exhibit 2, on July 27, 2005, the Issuer issued, without additional consideration, to the Purchasers Warrants to purchase an aggregate of 4,324,324 Shares at an exercise price of $2.26 per Share (subject to adjustment). The Warrants are not exercisable by the Purchasers until January 27, 2006. The Warrants expire on July 27, 2012, subject to earlier termination. The Issuer also granted to the Purchasers registration rights with respect to the Shares and the Shares issuable upon exercise of the Warrants. A copy of the Warrant for each of High River, Icahn Partners and Icahn Master is attached hereto as Exhibit 3, 4 and 5, respectively, and are incorporated by reference herein in their entirety).

      Rights Agreement

      On July 27, 2005, the Purchasers entered into the Rights Agreement (attached hereto as Exhibit 6 and incorporated by reference herein in its entirety) with the Issuer, Viking Global Equities LP and VGE III Portfolio Ltd. Pursuant to Exhibit 6, the Issuer granted to the Purchasers the right to consent to any issuance of Shares at a per share price lower than $2.26 per share for up to one year (with certain enumerated exceptions). The Issuer also granted to the Purchasers the right to participate in any sale of Shares until July 27, 2012 (with certain enumerated exceptions). For so long as the Purchasers have these participation rights, the Purchasers also have the right to nominate their nominee to the Board of Directors of the Issuer. Finally, the Issuer also agreed that for so long as the Purchasers have these participation rights, the Issuer will not adopt any rights plan designed to prevent a hostile takeover or adopt a classified Board of Directors.

      Support Agreement

      On July 27, 2005, the Purchasers entered into the Support Agreement (attached hereto as Exhibit 7 and incorporated by reference herein in its entirety) with certain stockholders of the Issuer, and Viking Global Equities LP and VGE III Portfolio Ltd. Pursuant to Exhibit 7, stockholders beneficially owning 9,967,463 Shares agreed to vote all of such stockholder's Shares in favor of amendments to the Issuer's charter documents. The amendments, if approved by the stockholders, would prohibit the Issuer from adopting a rights plan designed to prevent a hostile takeover or a classified Board of Directors.

      Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits

1.    Joint Filing Agreement of the Registrants

2. Securities Purchase Agreement, dated as of July 21, 2005, among the Issuer, High River, Icahn Partners, Icahn Master and the other entities listed on Appendix A thereto.

3. Common Stock Warrant, dated July 27, 2005, issued by the Issuer in the name of High River.

4. Common Stock Warrant, dated July 27, 2005, issued by the Issuer in the name of Icahn Partners.

5. Common Stock Warrant, dated July 27, 2005, issued by the Issuer in the name of Icahn Master.

6. Rights Agreement, dated as of July 27, 2005, among the Issuer, High River, Icahn Partners, Icahn Master, Viking Global Equities LP and VGE III Portfolio Ltd.

7. Support Agreement, dated as of July 27, 2005, among the stockholders of the Issuer party thereto, High River, Icahn Partners, Icahn Master, Viking Global Equities LP and VGE III Portfolio Ltd.

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 2005


HOPPER INVESTMENTS LLC

      By:   Barberry Corp.


            By:   /s/ Edward E. Mattner
                ---------------------------------
            Name: Edward E. Mattner
            Title: Authorized Signatory

BARBERRY CORP.


      By:   /s/ Edward E. Mattner
          ---------------------------------------
      Name: Edward E. Mattner
      Title: Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP

By:   Hopper Investments LLC, General Partner

      By:  Barberry Corp., member

      By:   /s/ Edward E. Mattner
          ---------------------------------------
            Name: Edward E. Mattner
            Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

      By:   /s/ Edward E. Mattner
          ---------------------------------------
      Name: Edward E. Mattner
      Title: Authorized Signatory

      [Signature Page of Schedule 13D - ADVENTRX Pharmaceuticals, Inc.]

ICAHN OFFSHORE LP

      By:   /s/ Edward E. Mattner
          ---------------------------------------
      Name: Edward E. Mattner
      Title: Authorized Signatory

CCI OFFSHORE CORP.

      By:   /s/ Keith Meister
          ---------------------------------------
      Name: Keith Meister
      Title: Authorized Signatory

ICAHN PARTNERS LP

      By:   /s/ Edward E. Mattner
          ---------------------------------------
      Name: Edward E. Mattner
      Title: Authorized Signatory

ICAHN ONSHORE LP

      By:   /s/ Edward E. Mattner
          ---------------------------------------
      Name: Edward E. Mattner
      Title: Authorized Signatory

CCI ONSHORE CORP.

      By:   /s/ Keith Meister
          ---------------------------------------
      Name: Keith Meister
      Title: Authorized Signatory

/s/ Carl C. Icahn
-------------------------------------
CARL C. ICAHN


      [Signature Page of Schedule 13D - ADVENTRX Pharmaceuticals, Inc.]

                                   SCHEDULE A

             DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

      Name, Business Address and Principal Occupation of Each Executive Officer and Director of Barberry, High River, Icahn Master, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore and CCI Onshore.

      The following sets forth the name, position, and principal occupation of each director and executive officer of each of High River and Barberry. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on
Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

BARBERRY CORP.

Name                    Position
----                    --------

Carl C. Icahn           Chairman, President and Secretary
Jordan Bleznick         Vice President - Taxes


HIGH RIVER LIMITED PARTNERSHIP

Name                    Position
----                    --------
Hopper Investments LLC  General Partner

ICAHN PARTNERS MASTER FUND LP

Name                    Position
----                    --------

Keith Meister           Executive Vice President

ICAHN OFFSHORE LP

Name                    Position
----                    --------

Keith Meister           Executive Vice President

CCI OFFSHORE CORP.

Name                    Position
----                    --------

Carl C. Icahn           Director
Keith Meister           President and Secretary
Vincent J. Intrieri     Vice President and Treasurer
Jordan Bleznick         Vice President - Taxes

ICAHN PARTNERS LP

Name                    Position
----                    --------

Keith Meister           Executive Vice President

ICAHN ONSHORE LP

Name                    Position
----                    --------

Keith Meister           Executive Vice President

CCI ONSHORE CORP.

Name                    Position
----                    --------

Carl C. Icahn           Director
Keith Meister           President and Secretary
Vincent J. Intrieri     Vice President and Treasurer
Jordan Bleznick         Vice President - Taxes

                                   SCHEDULE B

      On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, 2001, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9, 2001 and denied on March 22, 2001.